National Energy Services Reunited Corp. Reports Second Quarter 2019 Financial Results

HOUSTON, August 7, 2019 – National Energy Services Reunited Corp. (“NESR” or the “Company”) (NASDAQ: NESR) (NASDAQ: NESRW), a national, industry-leading provider of integrated energy services in the Middle East and North Africa (“MENA”) and Asia Pacific regions, today reported its financial results for the quarter ended June 30, 2019.

Operating and Financial Highlights

●	Revenue for the second quarter of 2019 is $160 million, growing 22% year-over-year
●	Net Income for the second quarter of 2019 is $11 million, an increase of $17 million year-over-year on a combined basis
●	Adjusted Net Income (a non-GAAP measure) for the second quarter of 2019 is $16 million, up 13% sequentially*
●	Adjusted EBITDA (a non-GAAP measure) is $46 million as compared to $34 million in the prior year combined period, producing year-over year-growth of over 33%*
●	Diluted Earnings per Share (EPS) for the second quarter of 2019 is $0.13, which included $0.06 per share of Charges and Credits
●	Adjusted Diluted EPS (a non-GAAP measure) for the second quarter of 2019 is $0.19*

*The Company presents its financial results in accordance with generally accepted accounting principles in the United States of America (“GAAP”). However, management believes that using additional non-GAAP measures will enhance the evaluation of the profitability of the Company and its ongoing operations. Please see Tables 1, 2, and 3 below for reconciliations of GAAP to non-GAAP financial measures.

Sherif Foda, Chairman of the Board and CEO of NESR said, “We are very delighted with our outstanding results this quarter. We celebrated the first-year anniversary of the Company in June and it is amazing how much has been achieved in such a short time. In this quarter alone, along with the refinancing of our debt facility at very favorable terms, we have secured and expanded our core contracts in Saudi Arabia for more than 5 years. We continue to make inroads in new countries like Bahrain as we did earlier in Kuwait and Chad. With these and all of the incremental contracts we have won over the last year, we are in a very strong position to kick off the remaining part of the year and the foreseeable future.”

Mr. Foda continued, “As we have been continuously emphasizing since last year, the MENA region will be at the forefront of the international recovery and spending will continue to grow. This is now being recognized with broad market acceptance. We believe that as the National Champion of the region, we are uniquely positioned to capitalize on this ongoing activity growth. We are presently growing at more than double the rate and we believe we can further accelerate this growth in the coming quarters with the commencement of several of our previously announced and upcoming projects. We are proud to be from the region and aspire to continue to be key partners to our customers who share our vision of creating long-term sustainable In-Country Value. Our recently approved Environmental, Social and Governance (ESG) strategy is designed to deliver long-term economic, social and environmental value to all the communities we operate in.”

Net Income Results

The Company had net income for the second quarter of 2019 totaling $11.4 million as compared to a net loss of $5.5 million for the second quarter of 2018. Adjusted net income for the second quarter of 2019 is $16.4 million and includes adjustments totaling $5.1 million mainly related to integration and restructuring costs, exceptional interest charges, and other discrete provisions (collectively, “Total Charges and Credits”). A complete list of the adjusting items and associated reconciliation from GAAP has been provided in Table 1 below in the section entitled “Total Charges and Credits.” The effective tax rate for the Company for the three-month period ended June 30, 2019 is 21% as adjusted for Total Charges and Credits.

The Company reported $0.13 of diluted earnings per share for the second quarter of 2019 compared to $0.00 per share during the Predecessor second quarter period of 2018, a loss per share of $0.05 during the Successor second quarter period of 2018, and $0.15 per share during the first quarter 2019 period. Adjusted for the impact of Total Charges and Credits described in Table 1 below, Adjusted EPS for the second quarter of 2019 is $0.19.

See “Business Combination Accounting and Presentation of Results of Operations” section below for additional information on current reporting conventions.

EBITDA Results

The Company produced Adjusted EBITDA of $45.7 million during the second quarter of 2019. Adjusted EBITDA includes adjustments for certain Total Charges and Credits (those not related to interest, taxes, and/or depreciation and amortization) of $2.9 million. The NESR companies collectively posted the following results for the periods presented.

(in thousands)
	Successor NESR	Successor NESR	Combined NPS, GES and NESR
	April 1 to June 30, 2019	January 1 to March 31, 2019	April 1 to June 30, 2018
Revenue	$159,899	$151,704	$131,355
Net Income	$11,356	$13,174	$(5,465)
Adjusted EBITDA	$45,714	$40,723	$34,257

Production Services Segment Results

The Production Services segment contributed $95.4 million to consolidated revenue for the second quarter of 2019 as compared to $86.9 million during the second quarter of 2018 and $92.1 million of revenue during the prior quarter. Segment EBITDA totaled $33.8 million in the second quarter of 2019, improving 6.6% as compared to $31.7 million in the prior quarter and 35% as compared to $25.0 million in the second quarter of 2018. The Production Services segment continued to grow quarter-over-quarter and year-over-year, with increases driven in the second quarter of 2019 by higher coil tubing and stimulation activities in Saudi Arabia, Iraq, and the United Arab Emirates. The Production Services segment posted the following results for the periods presented.

(in thousands)
	Successor NESR	Successor NESR	Combined NPS, GES and NESR
	April 1 to June 30, 2019	January 1 to March 31, 2019	April 1 to June 30, 2018
Revenue	$95,358	$92,113	$86,936
EBITDA	$33,764	$31,661	$25,014

Drilling and Evaluation Services Segment Results

The Drilling and Evaluation (“D&E”) Services segment contributed $64.5 million to consolidated revenue for the second quarter of 2019 as compared to revenue of $44.4 million in the second quarter of 2018 and $59.6 million during the prior quarter. The D&E Services segment revenue has grown by over 45% over the past year as the Company continues to actively cross-sell its portfolio in the countries where it did not previously provide those services. Segment EBITDA totaled $15.0 million in the second quarter of 2019, improving 39.8% as compared to $10.7 million in the prior quarter, and 105.3% as compared to $7.3 million in the prior year quarter.

The D&E Services segment posted the following results for the periods presented.

(in thousands)
	Successor NESR	Successor NESR	Combined NPS, GES and NESR
	April 1 to June 30, 2019	January 1 to March 31, 2019	April 1 to June 30, 2018
Revenue	$64,541	$59,591	$44,419
EBITDA	$14,943	$10,688	$7,278

Offsetting both the Production Services segment and D&E Services segment results were certain corporate costs, which are not allocated to segment operations.

Balance Sheet

Cash and cash equivalents are $69.6 million as of June 30, 2019, compared to $24.9 million as of December 31, 2018. As previously disclosed, the Company completed a $525 million refinancing of existing debt in the second quarter of 2019.

Total debt as of June 30, 2019 is $366.5 million with $5.3 million of such debt classified as short-term. Working capital for the Company totaled $229.7 million as of June 30, 2019. Net debt totaled $296.9 million as of June 30, 2019. Net debt has increased by $19.7 million since December 31, 2018 to fund working capital growth as well as a consequence of a slowdown in collections in some countries. While collections are approximately $35.0 million below the prior year run rate, we expect collections to improve during the second half of 2019.

Predecessor/Successor Accounting Treatment

NESR continues to report in a Predecessor/Successor format whereby NPS Holdings Limited (“NPS”) is the Predecessor for periods prior to the completion of the Business Combination on June 7, 2018 and NESR, including NPS and Gulf Energy S.A.O.C. (“GES”), is the Successor for post-transaction periods.

Conference Call Information

NESR will host a conference call on Wednesday, August 7, 2019, to discuss second quarter financial results. The call will begin at 9:00 AM Eastern Time.

Investors, analysts and members of the media interested in listening to the conference call are encouraged to participate by dialing in to the U.S. toll-free line at 1-877-407-0312 or the international line at 1-201-389-0899. A live, listen-only webcast will also be available under the “Investors” section of the Company’s website at www.nesr.com. A replay of the conference call will be available after the event under the “Investors” section of the Company’s website.

About National Energy Services Reunited Corp.

Founded in 2017, NESR is one of the largest national oilfield services providers in the MENA and Asia Pacific regions. With over 3,700 employees, representing more than 40 nationalities in over 15 countries, the Company helps its customers unlock the full potential of their reservoirs by providing Production Services such as Cementing, Coiled Tubing, Filtration, Completions, Stimulation and Pumping, and Nitrogen Services. The Company also helps its customers to access their reservoirs in a smarter and faster manner by providing Drilling and Evaluation Services such as Drilling Downhole Tools, Directional Drilling Fishing Tools, Testing Services, Wireline, Slickline, Fluids and Rig Services.

Business Combination Accounting and Presentation of Results of Operations

As a result of the Business Combination, NESR was determined to be the accounting acquirer and NPS was determined to be the predecessor for SEC reporting purposes. Pursuant to Accounting Standard Codification (“ASC”) 805, Business Combinations (“ASC 805”), the acquisition-date fair value of the purchase consideration paid by NESR to affect the Business Combination was allocated to the assets acquired and the liabilities assumed based on their estimated fair values. As a result of the application of the acquisition method of accounting resulting from the Business Combination, the financial statements and certain footnote presentations separate the Company’s presentations into two distinct sets of reporting periods, the periods before the consummation of the transaction (“Predecessor Periods”) and the period after that date (“Successor Period”), to indicate the application of the different basis of accounting between the periods presented. The Predecessor Periods reflect the historical financial information of NPS prior to the Business Combination, while the Successor Period reflects the Company’s consolidated financial information, including the results of NPS and GES, after the Business Combination. The successor periods are from June 7, 2018 to June 30, 2018 (“2018 Successor Period”), January 1, 2019 to June 30, 2019 (“2019 Successor Period”), and April 1, 2019 to June 30, 2019 (“2019 Successor Quarter) and the predecessor periods are from January 1, 2018 to June 6, 2018 (“2018 Predecessor Period”) and April 1, 2018 to June 6, 2018 (“2018 Predecessor Quarter”).

Forward-Looking Statements

This communication contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). Any and all statements contained in this communication that are not statements of historical fact may be deemed forward-looking statements. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future,” and terms of similar import (including the negative of any of these terms) may identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Forward-looking statements in this communication may include, without limitation, statements regarding the benefits resulting from the Company’s recent business combination transaction, the plans and objectives of management for future operations, projections of income or loss, earnings or loss per share, capital expenditures, dividends, capital structure or other financial items, the Company’s future financial performance, expansion plans and opportunities, and the assumptions underlying or relating to any such statement.

The forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon the Company’s current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which the Company has no control over. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties. Factors that may influence or contribute to the accuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation: the ability to recognize the anticipated benefits of the Company’s recent business combination transaction, which may be affected by, among other things, the price of oil, natural gas, natural gas liquids, competition, the Company’s ability to integrate the businesses acquired and the ability of the combined business to grow and manage growth profitably; integration costs related to the Company’s recent business combination; estimates of the Company’s future revenue, expenses, capital requirements and the Company’s need for financing; the risk of legal complaints and proceedings and government investigations; the Company’s financial performance; success in retaining or recruiting, or changes required in, the Company’s officers, key employees or directors; current and future government regulations; developments relating to the Company’s competitors; changes in applicable laws or regulations; the possibility that the Company may be adversely affected by other economic and market conditions, political disturbances, war, terrorist acts, international currency fluctuations, business and/or competitive factors; and other risks and uncertainties set forth in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”).

You are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors. The Company disclaims any obligation to update the forward-looking statements contained in this communication to reflect any new information or future events or circumstances or otherwise, except as required by law. You should read this communication in conjunction with other documents which the Company may file or furnish from time to time with the SEC.

The preliminary financial results for the Company’s second quarter ended June 30, 2019 included in this press release represent the most current information available to management. The Company’s actual results when disclosed in its Periodic Report on Form 6-K for the quarter ended June 30, 2019 may differ from these preliminary results as a result of the completion of the Company’s financial statement closing procedures, final adjustments, completion of the independent registered public accounting firm’s review procedures, and other developments that may arise between now and the disclosure of the final results.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US$ thousands, except share data)

	June 30, 2019	December 31, 2018

Assets
Current assets
Cash and cash equivalents	69,643	24,892
Accounts receivable, net	102,731	62,636
Unbilled revenue	92,333	95,145
Service inventories, net	65,057	58,151
Prepaid assets	9,306	6,937
Retention withholdings	27,887	22,011
Other receivables	22,278	16,695
Other current assets	9,439	13,178
Total current assets	398,674	299,645
Non-current assets
Property, plant and equipment, net	354,034	328,727
Intangible assets	130,383	138,052
Goodwill	574,764	570,540
Other assets	3,272	6,345
Total assets	$1,461,127	$1,343,309

Liabilities and equity
Liabilities
Accounts payable	68,235	66,264
Accrued expenses	71,264	38,986
Current portion of loans and borrowings	-	45,093
Short-term borrowings	5,267	31,817
Income taxes payable	3,584	10,991
Other taxes payable	14,202	5,806
Other current liabilities	6,460	24,123
Total current liabilities	169,012	223,080

Loans and borrowings	361,234	225,172
Deferred tax liabilities	29,967	30,756
Pension benefit liabilities	14,239	13,828
Other liabilities	18,576	19,482
Total liabilities	593,028	512,318

Equity
Preferred shares, no par value; unlimited shares authorized; none issued and outstanding at June 30, 2019 or December 31, 2018	-	-
Common stock, no par value; unlimited shares authorized; 86,896,779 shares issued and outstanding at June 30, 2019 and December 31, 2018	801,545	801,545
Additional paid in capital	13,698	1,034
Retained earnings	52,827	28,297
Accumulated other comprehensive income	29	48
Total shareholders’ equity	868,099	830,924
Non-controlling interests	-	67
Total equity	868,099	830,991
Total liabilities and equity	$1,461,127	$1,343,309

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$ thousands, except share data)

	Successor (NESR)			Predecessor (NPS)
Description	Period from January 1, 2019 to June 30, 2019	Period from April 1, 2019 to June 30, 2019	Period from June 7, 2018 to June 30, 2018	Period from January 1, 2018 to June 6, 2018	Period from April 1, 2018 to June 6, 2018

Revenues	$311,603	$159,899	$44,986	$137,027	$60,185
Cost of services	(231,390)	(116,893)	(37,055)	(104,242)	(46,070)
Gross profit	80,213	43,006	7,931	32,785	14,115
Selling, general and administrative expense	(30,107)	(17,062)	(9,021)	(19,969)	(10,469)
Amortization	(8,003)	(3,949)	(1,536)	(10)	(10)
Operating income	42,103	21,995	(2,626)	12,806	3,636
Interest expense, net	(9,680)	(5,750)	(1,900)	(4,090)	(1,265)
Other income (expense), net	(499)	(438)	(468)	362	271
Income before income tax	31,924	15,807	(4,994)	9,078	2,642
Income tax (expense) benefit	(7,394)	(4,451)	1,029	(2,342)	(1,359)
Net income (loss)	24,530	11,356	(3,965)	6,736	1,283
Net loss attributable to non-controlling interests	-	-	(219)	(881)	(541)
Net income attributable to shareholders	$24,530	$11,356	$(3,746)	$7,617	$1,824

Weighted average shares outstanding:
Basic	86,895,285	86,896,779	85,562,769	348,524,566	348,524,566
Diluted	86,895,285	86,896,779	85,562,769	370,000,000	370,000,000

Net earnings per share:
Basic	$0.28	$0.13	$(0.05)	$0.02	$0.00
Diluted	$0.28	$0.13	$(0.05)	$0.02	$0.00

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US$ thousands)

	Period from January 1 to June 30, 2019	Period from June 7 to June 30, 2018	Period from January 1 to June 6, 2018
Description	Successor (NESR)		Predecessor (NPS)
Cash Flows from Operating Activities:
Net income	$24,530	$(3,965)	$6,736
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	38,476	6,460	17,284
Shares issued for transaction costs	-	2,175
Stock-based compensation	2,113		-
(Gain) on disposal of assets	(356)	(281)	-
Accrued interest	2,484	1,899	3,350
Deferred tax expense (benefit)	(1,077)	-	-
Allowance for doubtful receivables	476	-	2,402
Provision for obsolete service inventories	1,057	-	-
Other operating activities, net	(1,848)	603	1,442
Changes in operating assets and liabilities:	-
(Increase) decrease in accounts receivable	(41,440)	801	(15)
(Increase) in inventories	(7,964)	(35)	(2,080)
(Increase) decrease in prepaid expenses	(2,289)	462	(759)
(Increase) in other current assets	(8,651)	(8,387)	(16,257)
(Increase) decrease in other long-term assets and liabilities	702	2,039	(544)
Increase in accounts payable and accrued expenses	20,009	13,397	7,335
Increase (decrease) in other current liabilities	(2,050)	(844)	1,932
Net cash provided by operating activities	24,172	14,324	20,826

Cash Flows from Investing Activities:
Capital expenditures	(56,513)	(2,157)	(9,861)
Proceeds from disposal of assets	1,273	-	-
Proceeds from the Company’s Trust account	-	231,782	-
Acquisition of business, net of cash acquired	-	(282,190)	(1,098)
Other investing activities	(285)	330	3,043
Net cash used in investing activities	(55,525)	(52,235)	(7,916)

Cash Flows from Financing Activities:
Proceeds from loans and borrowings	365,000	50,000	47,063
Repayments of loans and borrowings	(278,039)	-	-
Net change in short-term borrowings	(7,013)
Proceeds from issuance of shares	-	48,294	-
Redemption of ordinary shares	-	(19,380)	-
Payment of deferred underwriting fees	-	(5,333)	(164)
Dividend paid	-	-	(48,210)
Other financing activities, net	(3,825)	1,185	(4,429)
Net cash provided by (used in) financing activities	76,123	74,766	(5,740)

Effect of exchange rate changes on cash	(19)	-	(16)
Net increase (decrease) in cash	44,751	36,855	7,154
Cash and cash equivalents, beginning of period	24,892	46	24,502
Cash and cash equivalents, end of period	69,643	36,901	31,656

Supplemental disclosure of cash flow information (also refer Note 3):
Interest paid	8,317	143	3,636
Income taxes paid	13,890	3,061	345

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

RECONCILIATION OF ADJUSTED EBITDA AND ADJUSTED NET INCOME TO NET INCOME

(Unaudited)

(In US$ thousands)

The Company uses and presents certain key non-GAAP financial measures to evaluate its business and trends, measure performance, prepare financial projections and make strategic decisions. Included in this release are discussions of earnings before interest, income tax and depreciation and amortization adjusted for certain non-recurring and non-core expenses (“Adjusted EBITDA”), net income adjusted for certain non-recurring and non-core expenses (“Adjusted Net Income”) as well a reconciliation of these non-GAAP measures to net income in accordance with GAAP.

The Company believes that the presentation of Adjusted EBITDA and Adjusted Net Income provides useful information to investors in assessing its financial performance and results of operations as the Company’s board of directors, management and investors use Adjusted EBITDA and Adjusted Net Income to compare the Company’s operating performance on a consistent basis across periods by removing the effects of changes in capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization and impairment), items that do not impact the ongoing operations (Business Combination transaction expenses and related integration costs) and items outside the control of its management team. Adjusted EBITDA and Adjusted Net Income should not be considered as an alternative to net income, the most directly comparable GAAP financial measure. Non-GAAP financial measures have important limitations as analytical tools because they exclude some but not all items that affect the most directly comparable GAAP financial measure. You should not consider non-GAAP measures in isolation or as a substitute for an analysis of the Company’s results as reported under GAAP.

Table 1 - Reconciliation of Net Income and Adjusted Net Income

	Successor (NESR)		Successor (NESR)
	April 1 to June 30, 2019		January 1 to March 31, 2019
	Net Income	Diluted EPS	Net Income	Diluted EPS

Net Income	$11,356	$0.13	$13,174	$0.15
Add Charges and Credits:
Integration and restructuring costs	2,368	0.03	1,372	0.02
Exceptional interest charges	1,820	0.02	-	-
Other discrete provisions	866	0.01	-	-
Total Charges and Credits	5,054	0.06	1,372	0.02
Total Adjusted	$16,410	$0.19	$14,546	$0.17

Table 2 - Reconciliation of Net Income to Adjusted EBITDA for Successor Periods

	Successor -NESR
	April 1 to June 30, 2019	January 1 to March 31, 2019

Net Income	$11,356	$13,174
Add:
Income Taxes	4,451	2,943
Interest Expense, net	5,750	3,930
Depreciation and Amortization	21,285	19,304
Charges and Credits impacting Adjusted EBITDA	2,872	1,372
Total Adjusted EBITDA	$45,714	$40,723

Table 3 - Reconciliation of Net Income to Adjusted EBITDA for Predecessor Period

	Successor NESR	Predecessor NPS	Combined NPS, GES and NESR
	June 7 to June 30, 2018	April 1 to June 6, 2018	April 1 to June 30, 2018
Net Income (loss)	$(3,965)	$(1,500)	$(5,465)
Add:
Income Taxes	(1,029)	1,804	775
Interest Expense, net	1,900	1,370	3,270
Depreciation and Amortization	6,460	10,338	16,798
Charges and Credits impacting Adjusted EBITDA	7,302	11,577	18,879
Total Adjusted EBITDA	$10,668	$23,589	$34,257

Table 4 - Reconciliation of Segment EBITDA to Adjusted EBITDA for Successor Periods

	Successor (NESR)			Successor (NESR)
	April 1 to June 30, 2019			January 1 to March 31, 2019
	EBITDA	Charges and Credits impacting Adjusted EBITDA	Adjusted EBITDA	EBITDA	Charges and Credits impacting Adjusted EBITDA	Adjusted EBITDA
Production Services	$33,764	$315	$34,079	$31,661	$-	$31,661
Drilling & Evaluation	14,943	1,372	16,315	10,688	-	10,688
Unallocated	(5,865)	1,185	(4,680)	(2,998)	1,372	(1,626)
Total	$42,842	$2,872	$45,714	$39,351	$1,372	$40,723

Table 5 - Reconciliation of Segment EBITDA to Adjusted EBITDA for Predecessor Period

	Combined
	April 1 to June 30, 2018
	EBITDA	Charges and Credits impacting Adjusted EBITDA	Adjusted EBITDA
Production Services	$25,014	$1,276	$26,290
Drilling & Evaluation	7,278	2,384	9,662
Unallocated	(16,914)	15,219	(1,695)
Total	$15,378	$18,879	$34,257

For inquiries regarding NESR, please contact:

Christopher L. Boone

National Energy Services Reunited Corp.

832-925-3777

investors@nesr.com